List of Subsidiaries

Subsidiaries Name	State where incorporate
AeroPass, Inc.	Indiana
Augmum, Inc.	Indiana
CordTell, Inc.	Indiana
DittoMask, Inc.	Wyoming
FlexFridge, Inc.	Illinois
Ecker Capital, LLC	Wyoming
Equock, Inc.	Indiana
ESM Software, Inc.	Illinois
Interactive Systems, Inc.	Massachusetts
InterLineOne, Inc.	Massachusetts
Passley, Inc.	Wyoming
Telecorp Products, Inc.	Wyoming
WebBeeO, Inc.	Indiana